VIA FASCIMILE (703) 813-6963

July 22, 2008


Ethan Horowitz, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

     Re: Eight Dragons Co.
         Form 10K-SB for Fiscal Year Ended
         December 31, 2007
         Filed February 1, 2008
         File No. 000-28453

Dear Mr. Horowitz,

     As advised in our telephone conversation last Friday, I am counsel to Eight Dragons Company (the "Company"). This letter is in response to your February 17, 2008 letter regarding the Company's 10K-SB filing referenced above. In our conversation, you advised that you would review the language the Company proposed for Item 8A in an amended 10K-SB filing in response to your July 17th letter. The proposed language is as follows:

"ITEM 8A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our principal executive officer and principal financial officer evaluated our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of a date within 90 days before the filing of this annual report (the "Evaluation Date"). Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of the Evaluation Date, the disclosure controls and procedures in place were adequate to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported on timely basis in accordance with applicable rules and regulations.

Ethan Horowitz
Page 2
7/22/2008


CHANGES IN INTERNAL CONTROLS

We have not made any significant changes to our internal controls subsequent to the Evaluation Date. We have not identified any significant deficiencies or material weaknesses or other factors that could significantly affect these controls, and therefore, no corrective action was taken."

     I believe the above language satisfactorily addresses the Commission's comments and would appreciate your confirmation of same.

     On behalf on the Company, I acknowledge that

     * The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Thank you for your courtesies in this matter.

Very truly yours,


/s/ Steven L. Siskind
-------------------------------
Steven L. Siskind
SLS/ml

cc: Glenn A. Little